# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Stride, Inc., CIK 0001157408
CUSIP: 86333M108
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 11720 Plaza America Drive, 9th Floor, Reston, Virginia (VA), 20190
Date of event which requires filing of this statement: 11/03/2026
Filed by CIK 0002040262
Persons authorized to receive notices and communications: Carly Pollock, Fivespan Partners, LP, 1170 Gorgas Avenue, San Francisco, California (CA), 94129, (415) 318-7900

## Reporting persons
- Fivespan Partners, LP (CIK 0002040262): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,236,033; sole dispositive power 0; shared dispositive power 2,236,033; aggregate amount beneficially owned 2,236,033 (5.3% of the class)
- Fivespan Partners GP, LLC (CIK 0002162829): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,236,033; sole dispositive power 0; shared dispositive power 2,236,033; aggregate amount beneficially owned 2,236,033 (5.3% of the class)
- Dylan G. Haggart (CIK 0001684185): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,236,033; sole dispositive power 0; shared dispositive power 2,236,033; aggregate amount beneficially owned 2,236,033 (5.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Stride, Inc.
Address of issuer's principal executive offices: 11720 Plaza America Drive, 9th Floor, Reston, Virginia (VA), 20190

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Fivespan Partners, LP, a Delaware limited partnership ("Fivespan"), which serves as the investment manager to Fivespan Partners Fund, Ltd., a Cayman Islands exempted company ("Fivespan Fund"), with respect to the shares of Common Stock held by Fivespan Fund; (ii) Fivespan Partners GP, LLC, a Delaware limited liability company that serves as the general partner of Fivespan ("Fivespan GP"); and (iii) Dylan G. Haggart, the Co-Founder, Managing Partner and Chief Investment Officer of Fivespan and the Managing Member of Fivespan GP ("Mr. Haggart," and, collectively with Fivespan and Fivespan GP, the "Reporting Persons").
Residence or business address: The address of the business office of each of the Reporting Persons and Fivespan Fund is 1170 Gorgas Avenue, San Francisco, CA 94129.
Present principal occupation or employment: The principal business of Fivespan, Fivespan Fund, and Fivespan GP is investment management. The principal occupation of Mr. Haggart is to serve as the Co-Founder, Managing Partner and Chief Investment Officer of Fivespan and the Managing Member of Fivespan GP, and such occupation is principally conducted through Fivespan, Fivespan Fund and Fivespan GP, the address of each of which is set forth in Item 2(b).
Criminal convictions in the last five years: None of the Reporting Persons or Fivespan Fund has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons or Fivespan Fund is, or during the last five years has been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Fivespan is a Delaware limited partnership. Fivespan GP is a Delaware limited liability company. Mr. Haggart is a Canadian citizen. Fivespan Fund is a Cayman Islands exempted company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used a total of approximately $178.7 million (excluding brokerage commissions) to acquire the shares of Common Stock reported herein. The source of the funds used to acquire the shares of Common Stock reported herein was the working capital of Fivespan Fund. Fivespan Fund may effect purchases of the Common Stock through margin accounts maintained for Fivespan Fund with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in the Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities of the Issuer reported herein based on their belief that the securities were undervalued and represented an attractive investment opportunity.

On October 8, 2026, the Issuer entered into a Cooperation Agreement with Fivespan, Fivespan Fund, Fivespan GP and Mr. Haggart (the "Investor Group"). The Cooperation Agreement provides that the Issuer will (i) appoint Mr. Haggart as an independent director on the board of directors ("Board"), with an initial term expiring at the Issuer's 2026 annual meeting of stockholders, and nominate him for election to the Board on the Issuer's slate, and recommend in favor of and use reasonable best efforts to cause his election to the Board at the 2026 annual meeting, for a term expiring at the Issuer's 2027 annual meeting; and (ii) appoint Dr. Steven Guttentag, immediately after the execution of the Cooperation Agreement, as a non-voting Board observer and appoint him to the Board and its Academic and Nominating and Corporate Governance Committees immediately following the 2026 annual meeting, with a term expiring at the 2027 annual meeting. Mr. Haggart joined the Board on October 22, 2026 and Dr. Guttentag has served as a non-voting Board observer since October 8, 2026.

Pursuant to the Cooperation Agreement, the Investor Group withdrew its notice of director nominations and shareholder proposal for the 2026 annual meeting and its demand for inspection of books and records under Section 220 of the Delaware General Corporation Law, and agreed to abide by certain voting commitments (with specified exceptions), customary standstill obligations and mutual non-disparagement provisions, which obligations will remain in effect until the earliest of 30 days before the 2027 nomination notice deadline, specified failures concerning the agreed Board appointments and related commitments, or mutual termination (the "Standstill Period"). Among other things, without prior written approval of the Board, during the Standstill Period, the acquisition of Common Stock by the Investor Group is subject to an aggregate beneficial ownership cap of 7.5% of the outstanding Common Stock, and qualifying cash-settled interests, together with beneficially owned Common Stock, are subject to a 12.5% aggregate economic-exposure cap.

Fivespan has been granted replacement rights during the Standstill Period, subject to certain conditions, should either of Mr. Haggart or Dr. Guttentag's Board seats become vacant. The Issuer has also agreed to reimburse the Investor Group for certain expenses in connection with the Cooperation Agreement, subject to a cap. In accordance with the Cooperation Agreement, the Issuer formed a Capital Allocation Committee to support and make recommendations to the Board regarding the Issuer's capital structure and capital allocation strategy. The Capital Allocation Committee is comprised of three voting members, Mr. Haggart and Brian Shepherd, who serve as Co-Chairs, and Aida M. Alvarez, as well as the Issuer's Chief Executive Officer, Robert E. Knowling, Jr., who serves as a non-voting member. In accordance with the provisions of the Cooperation Agreement, Mr. Haggart also serves on the Compensation Committee.

The foregoing description of the Cooperation Agreement is not complete and is qualified in its entirety by the full text of the Cooperation Agreement, which is set forth in Exhibit 99.3 and incorporated herein by reference.

The Reporting Persons have, from time to time, engaged in, and, subject to the terms of the Cooperation Agreement, expect to continue to engage in, discussions with directors and officers of the Issuer in connection with the Reporting Persons' investment in the Issuer. Such discussions may include, without limitation, a range of issues, including those relating to the business of the Issuer, management, board composition, investor communications, operations, assets, capital allocation, dividend policy, financial condition, mergers and acquisitions strategy, overall business strategy, executive compensation and corporate governance. Subject to the terms of the Cooperation Agreement, the Reporting Persons may also have similar conversations with other stockholders or other interested parties, such as industry analysts, existing or potential strategic partners or competitors, investment professionals, and other current or prospective investors.

Depending on various factors, including, without limitation, the terms of the Cooperation Agreement, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, concentrations in the portfolios managed by the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment position in the Issuer as they deem appropriate, including, without limitation, purchasing additional Common Stock, Issuer debt securities or other instruments that are based upon or relate to the value of the Common Stock or Issuer debt securities of the Issuer in the open market or otherwise, selling some of or all of the securities or interests beneficially owned by the Reporting Persons in the open market or otherwise, and/or engaging in hedging or similar transactions with respect to the Common Stock or Issuer debt securities or otherwise.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages for the aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person. The same 2,236,033 shares held by Fivespan Fund are attributed to each Reporting Person and are not additive. All percentages are based on 42,048,853 shares of Common Stock outstanding as of October 19, 2026, as reported in the Issuer's definitive proxy statement filed October 27, 2026. The relationships described in Item 2 are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages for the number of shares as to which each Reporting Person has sole or shared power to vote or direct the vote and sole or shared power to dispose or direct the disposition. Through the relationships described in Item 2, incorporated herein by reference, each Reporting Person may be deemed to share voting and dispositive power over the 2,236,033 shares held by Fivespan Fund.
Transactions in the class effected during the past sixty days: Information concerning transactions in the Common Stock effected during the past sixty (60) days is set forth in Exhibit 99.2 and is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and Fivespan Fund is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale of the shares reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated herein by reference. The agreement among the Reporting Persons to file jointly under Rule 13d-1(k)(1) is set forth in Exhibit 99.1, and is incorporated herein by reference.

Other than as disclosed herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any other person with respect to securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security based swaps or other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 -- Joint Filing Agreement, dated November 10, 2026, among the Reporting Persons.
99.2 -- Trading Data.
99.3 -- Cooperation Agreement, dated October 8, 2026, among Stride, Inc., Fivespan Partners, LP and the other Fivespan entities and persons party thereto (incorporated by reference to Exhibit 10.1 to Stride, Inc.'s Current Report on Form 8-K filed October 9, 2026).

## Signatures
- Fivespan Partners, LP: /s/ Dylan G. Haggart, Dylan G. Haggart, Managing Member of Fivespan Partners GP, LLC, its general partner (11/10/2026)
- Fivespan Partners GP, LLC: /s/ Dylan G. Haggart, Dylan G. Haggart, Managing Member (11/10/2026)
- Dylan G. Haggart: /s/ Dylan G. Haggart, Dylan G. Haggart, individually (11/10/2026)